Российская Федерация 82-4302

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазб[redacted]
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 860206

04024465

«26» февраля 2004 г. № 13-129

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450

SUPPL

RECEIVED
2004 APR 20 P 12:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AO Surgutneftegas

Re: ОАО «Сургутнефтегаз» (файл № 82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, уведомляем Вас **о проведении годового общего собрания акционеров ОАО «Сургутнефтегаз», назначенного на 20 марта 2004 года,** и направляем Вам **бюллетени для голосования по вопросам повестки дня годового общего собрания акционеров ОАО «Сургутнефтегаз».**

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 095) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 4 л.в 1 экз.

С уважением,

PROCESSED
APR 21 2004
THOMSON FINANCIAL

Сергей А.Федоров
Заместитель генерального
директора по ценным бумагам

4/20

Серебряков
42 63 41

628400, Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ,
Тел.: 42-61-33, 42-60-30
Телекс 735525 SEVER RU
Факс 42-64-95
Телетайп 314594 SEVER RU

ul. Kukuyevitskogo, 1, Surgut, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Russian Federation,
Tel.: 42-61-33, 42-60-30
Telex 735525 SEVER RU
Fax 42-64-95
Teletype 314594 SEVER RU

№0338567

Российская Федерация 82-4302

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

«26» 02 2004г. № 13-129

[private and confidential, by courier]

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington N.W., D.C. 20549

Re: OJSC "Surgutneftegas" (File No. 82-4302), Rule 12g3-2(b)

Ladies and gentlemen,

Since OJSC "Surgutneftegas" (hereinafter referred to as "the Company") is exempted from submitting all accounting reports under Rule 12g3-2(b) adopted as an amendment to Securities Exchange Act 1934, hereby we notify you that **the Annual General Shareholders' Meeting of OJSC "Surgutneftegas" is to take place on March 20, 2004.** Please, find enclosed **ballot papers for voting on items of the agenda of the Annual General Shareholders' Meeting of OJSC "Surgutneftegas".**

This information is provided in compliance with Section (b) (1) (i) Rule 12g3-2 of Securities Exchange Act; it is understood that this information and documents are not to be registered by Securities and Exchange Commission and can not therefore entail any liability in compliance with Section 18 of Securities Exchange Act.

If you have any questions or comments about the enclosed document, please do not hesitate to contact **Anton Molchanov** at **+7 (095) 928 52 71** or **Andrei Serebriakov** at **+7 (3462) 42 63 41.** Please date the enclosed copy of this letter and send it back to **Tatyana Makarkina, Moscow representative office of OJSC "Surgutneftegas", ul. Myasnitskaya 34, Str. 1, Moscow, 101000 Russia.**

Enclosure: 1 copy on 4 pages.

Yours sincerely,

Sergei A. Fedorov
Deputy Director General on Securities

Serebriakov
42 63 41

628400,	*Тел.:*	*42-61-33*	*ul. Kukuyevitskogo, 1,*	*Tel.:*	*42-61-33*
Российская Федерация,		*42-60-30*	*Surgut, Tyumenskaya Oblast,*		*42-60-30*
Тюменская область,	*Телекс*	*735525 SEVER RU*	*Khanty-Mansiysky*	*Telex*	*735525 SEVER RU*
Ханты-Мансийский	*Факс*	*42-64-95*	*Autonomous Okrug,*	*Fax*	*42-64-95*
автономный округ,	*Телетайп*	*314594 SEVER RU*	*Russian Federation,*	*Teletype*	*314594 SEVER RU*

№0338568

ВНИМАНИЮ АКЦИОНЕРОВ
открытого акционерного общества «Сургутнефтегаз»!
(Место нахождения: Российская Федерация, Тюменская область, г. Сургут, ул. Кукуевицкого, 1).

Открытое акционерное общество «Сургутнефтегаз» (ОАО «Сургутнефтегаз») уведомляет акционеров, что 20 марта 2004 года в 10.00 в здании Дворца Искусств «Нефтяник» по адресу: 628415, Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, 32, состоится годовое общее собрание акционеров ОАО «Сургутнефтегаз».

Форма проведения годового общего собрания акционеров – собрание.

Регистрация участников собрания осуществляется 20 марта 2004 года с 08.00 по месту проведения собрания.

Дата составления списка лиц, имеющих право на участие в годовом общем собрании акционеров 2 февраля 2004 года.

Повестка дня годового общего собрания акционеров:

1. Утверждение годового отчета о результатах хозяйственной деятельности ОАО «Сургутнефтегаз» за 2003 год.
2. Утверждение годовой бухгалтерской отчетности ОАО «Сургутнефтегаз», в том числе отчетов о прибылях и убытках за 2003 год.
3. Распределение прибыли (убытков) ОАО «Сургутнефтегаз» за 2003 год, в том числе выплата (объявление) дивидендов, утверждение размера, формы и срока выплаты дивидендов по акциям каждой категории (типа).
4. Избрание членов Совета директоров ОАО «Сургутнефтегаз».
5. Избрание членов Ревизионной комиссии ОАО «Сургутнефтегаз».
6. Утверждение аудитора ОАО «Сургутнефтегаз».
7. Об одобрении сделок с заинтересованным лицом, которые могут быть совершены ОАО «Сургутнефтегаз» в процессе осуществления обычной хозяйственной деятельности (в порядке п.6 ст.83 Федерального закона РФ «Об акционерных обществах»).

С информацией, подлежащей представлению акционерам ОАО «Сургутнефтегаз», акционеры и их представители могут ознакомиться с 28 февраля 2004 года по 20 марта 2004 года включительно по адресу: 628415, г.Сургут, Тюменская область, Ханты-Мансийский автономный округ, ул.Энтузиастов, 52/1, каб. №152, в течение каждого рабочего дня с 09.00 до 12.30 и с 14.00 до 17.00. Контактный телефон в Сургуте: (3462) 46 27 64.

Заполненный бюллетень может быть отправлен по почте или представлен лично по адресу: ЗАО «Сургутинвестнефть», ул.Энтузиастов, 52/1, г.Сургут, Тюменская область, Ханты-Мансийский автономный округ, 628415, время приема - в течение каждого рабочего дня с 09.00 до 12.30 и с 14.00 до 17.00. Дата окончания срока приема бюллетеней для голосования - 17 марта 2004 года включительно.

БЮЛЛЕТЕНЬ №1
для голосования по вопросам повестки дня годового общего собрания акционеров
открытого акционерного общества «Сургутнефтегаз»
(ОАО «Сургутнефтегаз»)

индивидуальный электронный код штрих-код

наименование (Ф.И.О.)

место нахождения общества	Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул. Кукуевицкого,1
место проведения собрания	Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, 32 Дворец Искусств «Нефтяник»
дата проведения собрания	«20» марта 2004 года
время начала собрания	10 часов 00 минут местного времени
форма проведения собрания	собрание

По вопросу №1: «Утверждение годового отчета о результатах хозяйственной деятельности ОАО «Сургутнефтегаз».			
предлагается решение: «Утвердить годовой отчет о результатах хозяйственной деятельности ОАО «Сургутнефтегаз» за 2003 год».			
Вариант голосования	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
Поле для проставления числа голосов и отметки голосующего*			

* - Заполняется в случае голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

По вопросу №2: «Утверждение годовой бухгалтерской отчетности ОАО «Сургутнефтегаз», в том числе отчетов о прибылях и убытках за 2003 год».			
предлагается решение: «Утвердить годовую бухгалтерскую отчетность ОАО «Сургутнефтегаз», в том числе отчеты о прибылях и убытках за 2003 год».			
Вариант голосования	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
Поле для проставления числа голосов и отметки голосующего*			

* - Заполняется в случае голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

По вопросу №3: «Распределение прибыли (убытков) ОАО «Сургутнефтегаз» за 2003 год, в том числе выплата (объявление) дивидендов, утверждение размера, формы и срока выплаты дивидендов по акциям каждой категории (типа)».			
предлагается решение: «Утвердить распределение прибыли (убытков) ОАО «Сургутнефтегаз» за 2003 год. Объявить выплату дивиденда за 2003 год по привилегированной акции ОАО «Сургутнефтегаз» - 0,16 рубля, по обыкновенной акции ОАО «Сургутнефтегаз» - 0,14 рубля; выплата дивидендов производится в рекомендованном Советом директоров порядке. Дата начала выплаты дивидендов – 01.04.2004. Дата окончания выплаты дивидендов – 19.05.2004».			
Вариант голосования	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
Поле для проставления числа голосов и отметки голосующего*			

* - Заполняется в случае голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

Подпись акционера (представителя) _______________ (______________________________)
фамилия, инициалы

Реквизиты доверенности:____
№, дата выдачи

Примечание:

По вопросам в бюллетене оставьте только один вариант голосования, кроме случаев голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг, а ненужное зачеркнуть.

Если в бюллетене оставлены более одного варианта голосования, то в полях для проставления числа голосов, отданных за каждый вариант голосования, должно быть указано число голосов, отданных за соответствующий вариант голосования, и сделана отметка о том, что голосование осуществляется в соответствии с указаниями приобретателей акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

Голосующий по доверенности, выданной в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, в поле для проставления числа голосов, находящемся напротив оставленного варианта голосования, должен указать число голосов, отданных за оставленный вариант голосования, и сделать отметку о том, что голосование осуществляется по доверенности, выданной в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании.

Если после даты составления списка лиц, имеющих право на участие в общем собрании, переданы не все акции, голосующий в поле для проставления числа голосов, находящемся напротив оставленного варианта голосования, должен указать число голосов, отданных за оставленный вариант голосования, и сделать отметку о том, что часть акций передана после даты составления списка лиц, имеющих право на участие в общем собрании. Если в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, получены указания приобретателей таких акций, совпадающие с оставленным вариантом голосования, то такие голоса суммируются.

Бюллетень для голосования должен быть обязательно подписан акционером (представителем). Бюллетень без подписи признается недействительным.

Бюллетень, неправильно заполненный по одному или нескольким вопросам, поставленным на голосование, не влечет за собой признания бюллетеня для голосования недействительным в целом.

Если акционер намерен осуществить голосование на общем собрании лично или направить на него своего представителя (по доверенности), он должен иметь при себе (вручить своему представителю) полученный бюллетень для голосования.

Заполненный бюллетень может быть отправлен по почте или представлен лично по адресу: ЗАО «Сургутинвестнефть», ул.Энтузиастов, 52/1, г.Сургут, Тюменская область, Ханты-Мансийский автономный округ, 628415, время приема - в течение каждого рабочего дня с 09.00 до 12.30 и с 14.00 до 17.00. Дата окончания срока приема бюллетеней для голосования: 17 марта 2004 года включительно.

Если голосование осуществляется по доверенности путем направления бюллетеня для голосования акционерному обществу, к бюллетеню для голосования необходимо приложить доверенность, на основании которой действует представитель, оформленную в соответствии с п.1 ст.57 Федерального закона РФ «Об акционерных обществах».

БЮЛЛЕТЕНЬ №2
для голосования по вопросам повестки дня годового общего собрания акционеров
открытого акционерного общества «Сургутнефтегаз»
(ОАО «Сургутнефтегаз»)

индивидуальный электронный код | штрих-код

наименование (Ф.И.О.)

место нахождения общества	Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул. Кукуевицкого,1
место проведения собрания	Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, 32 Дворец Искусств «Нефтяник»
дата проведения собрания	«20» марта 2004 года
время начала собрания	10 часов 00 минут местного времени
форма проведения собрания	собрание

По вопросу №4: «Избрание членов Совета директоров ОАО «Сургутнефтегаз»

предлагается решение:
Избрать в Совет директоров:

Фамилия, имя, отчество кандидата	«ЗА» Поле для проставления числа голосов, поданных за кандидата	«ПРОТИВ» Поле для проставления числа голосов, отданных за данный вариант голосования*	«ВОЗДЕРЖАЛСЯ» Поле для проставления числа голосов, отданных за данный вариант голосования*
1. Ананьева Сергея Алексеевича			
2. Горбунова Игоря Николаевича			
3. Богданова Владимира Леонидовича			
4. Буланова Александра Николаевича			
5. Матвеева Николая Ивановича			
6. Медведева Николая Яковлевича			
7. Мугу Байзета Юнусовича			
8. Резяпова Александра Филипповича			
9. Усманова Илдуса Шагалиевича			
10. Усольцева Александра Викторовича			
Итого: (количество голосующих акций, умноженное на 9)			
Поле для отметки голосующего*			

* - Заполняется в случае голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

Подпись акционера (представителя) ________________ (______________________________)
фамилия, инициалы

Реквизиты доверенности:____
№, дата выдачи

Примечание:

По вопросам в бюллетене оставьте только один вариант голосования, кроме случаев голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг, а ненужное зачеркнуть.

Количественный состав Совета директоров – 9 человек. Голосование по данному вопросу является кумулятивным, в связи с чем умножьте количество принадлежащих Вам голосующих акций на 9. Вы можете распределить полученное количество голосов между несколькими (всеми) указанными в бюллетене кандидатами в Совет директоров ОАО «Сургутнефтегаз», либо отдать их за одного из кандидатов. Дробная часть голоса, полученная в результате умножения числа голосов, принадлежащих акционеру - владельцу дробной акции, на число лиц, которые должны быть избраны в совет директоров (наблюдательный совет) общества, может быть отдана только за одного кандидата.

Если в бюллетене оставлены более одного варианта голосования, то в полях для проставления числа голосов, отданных за каждый вариант голосования, должно быть указано число голосов, отданных за соответствующий вариант голосования, и в полях для отметки голосующего, соответствующих данному варианту голосования, сделана отметка о том, что голосование осуществляется в соответствии с указаниями приобретателей акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

Количество голосов в графе «итого» должно равняться сумме голосов в вышеуказанных строках таблицы по всем вариантам голосования.

Голосующий по доверенности, выданной в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, в поле для проставления числа голосов, находящемся напротив оставленного варианта голосования, должен указать число голосов, отданных за оставленный вариант голосования, и в поле для отметки голосующего, соответствующем данному варианту голосования сделать отметку о том, что голосование осуществляется по доверенности, выданной в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании.

Если после даты составления списка лиц, имеющих право на участие в общем собрании, переданы не все акции, голосующий в поле для проставления числа голосов, находящемся напротив оставленного варианта голосования, должен указать число голосов, отданных за оставленный вариант голосования, и в поле для отметки голосующего, соответствующем данному варианту голосования, сделать отметку о том, что часть акций передана после даты составления списка лиц, имеющих право на участие в общем собрании. Если в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, получены указания приобретателей таких акций, совпадающие с оставленным вариантом голосования, то такие голоса суммируются.

Бюллетень для голосования должен быть обязательно подписан акционером (представителем). Неправильно заполненный бюллетень и(или) бюллетень без подписи признается недействительным.

Если акционер намерен осуществить голосование на общем собрании лично или направить на него своего представителя (по доверенности), он должен иметь при себе (вручить своему представителю) полученный бюллетень для голосования.

Заполненный бюллетень может быть отправлен по почте или представлен лично по адресу: ЗАО «Сургутинвестнефть», ул.Энтузиастов, 52/1, г.Сургут, Тюменская область, Ханты-Мансийский автономный округ, 628415, время приема - в течение каждого рабочего дня с 09.00 до 12.30 и с 14.00 до 17.00. Дата окончания срока приема бюллетеней для голосования: 17 марта 2004 года включительно.

Если голосование осуществляется по доверенности путем направления бюллетеня для голосования акционерному обществу, к бюллетеню для голосования необходимо приложить доверенность, на основании которой действует представитель, оформленную в соответствии с п.1 ст.57 Федерального закона РФ «Об акционерных обществах».

БЮЛЛЕТЕНЬ №3
для голосования по вопросам повестки дня годового общего собрания акционеров открытого акционерного общества «Сургутнефтегаз»
(ОАО «Сургутнефтегаз»)

индивидуальный электронный код　　　　　　　　　　　　　　штрих-код

наименование (Ф.И.О.)

место нахождения общества	Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул. Кукуевицкого,1
место проведения собрания	Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, 32 Дворец Искусств «Нефтяник»
дата проведения собрания	«20» марта 2004 года
время начала собрания	10 часов 00 минут местного времени
форма проведения собрания	собрание

По вопросу №5: «Избрание членов Ревизионной комиссии ОАО «Сургутнефтегаз»

предлагается решение:
Избрать в Ревизионную комиссию:

5.1. Белоусову Татьяну Михайловну	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
Поле для проставления числа голосов и отметки голосующего*			
5.2. Комарову Валентину Пантелеевну	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
Поле для проставления числа голосов и отметки голосующего*			
5.3. Олейник Тамару Федоровну	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
Поле для проставления числа голосов и отметки голосующего*			

* - Заполняется в случае голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

По вопросу №6: «Утверждение аудитора ОАО «Сургутнефтегаз»

предлагается решение:
«Утвердить общество с ограниченной ответственностью «Росэкспертиза» аудитором ОАО «Сургутнефтегаз» на 2004 год».

Вариант голосования	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
Поле для проставления числа голосов и отметки голосующего*			

* - Заполняется в случае голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

По вопросу №7: «Об одобрении сделок с заинтересованным лицом, которые могут быть совершены ОАО «Сургутнефтегаз» в процессе осуществления обычной хозяйственной деятельности (в порядке п.6 ст.83 Федерального закона РФ «Об акционерных обществах»)
предлагается решение: «Одобрить сделки, которые могут быть совершены в будущем в процессе осуществления обычной хозяйственной деятельности между ОАО «Сургутнефтегаз» и его аффилированным лицом, если указанные сделки соответствуют следующим условиям: сделка направлена на реализацию видов деятельности, предусмотренных Уставом ОАО «Сургутнефтегаз», в пределах суммы сделки, которую вправе совершать единоличный исполнительный орган акционерного общества в соответствии с Федеральным законом РФ «Об акционерных обществах». Данное решение сохраняет силу до годового общего собрания акционеров ОАО «Сургутнефтегаз» по итогам 2004 года».

Вариант голосования	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
Поле для проставления числа голосов и отметки голосующего*			

* - Заполняется в случае голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

Подпись акционера (представителя) ________________ (______________________________)
фамилия, инициалы

Реквизиты доверенности: ____
№, дата выдачи

____
выдавшее доверенность лицо (ф.и.о.)

Примечание:

По вопросам в бюллетене оставьте только один вариант голосования, кроме случаев голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг, а ненужное зачеркнуть.

Если в бюллетене оставлены более одного варианта голосования, то в полях для проставления числа голосов, отданных за каждый вариант голосования, должно быть указано число голосов, отданных за соответствующий вариант голосования, и сделана отметка о том, что голосование осуществляется в соответствии с указаниями приобретателей акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

Голосующий по доверенности, выданной в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, в поле для проставления числа голосов, находящемся напротив оставленного варианта голосования, должен указать число голосов, отданных за оставленный вариант голосования, и сделать отметку о том, что голосование осуществляется по доверенности, выданной в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании.

Если после даты составления списка лиц, имеющих право на участие в общем собрании, переданы не все акции, голосующий в поле для проставления числа голосов, находящемся напротив оставленного варианта голосования, должен указать число голосов, отданных за оставленный вариант голосования, и сделать отметку о том, что часть акций передана после даты составления списка лиц, имеющих право на участие в общем собрании. Если в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, получены указания приобретателей таких акций, совпадающие с оставленным вариантом голосования, то такие голоса суммируются.

Бюллетень для голосования должен быть обязательно подписан акционером (представителем). Бюллетень без подписи признается недействительным.

Бюллетень, неправильно заполненный по одному или нескольким вопросам, поставленным на голосование, не влечет за собой признания бюллетеня для голосования недействительным в целом.

Если акционер намерен осуществить голосование на общем собрании лично или направить на него своего представителя (по доверенности), он должен иметь при себе (вручить своему представителю) полученный бюллетень для голосования.

Заполненный бюллетень может быть отправлен по почте или представлен лично по адресу: ЗАО «Сургутинвестнефть», ул.Энтузиастов, 52/1, г.Сургут, Тюменская область, Ханты-Мансийский автономный округ, 628415, время приема - в течение каждого рабочего дня с 09.00 до 12.30 и с 14.00 до 17.00. Дата окончания срока приема бюллетеней для голосования: 17 марта 2004 года включительно.

Если голосование осуществляется по доверенности путем направления бюллетеня для голосования акционерному обществу, к бюллетеню для голосования необходимо приложить доверенность, на основании которой действует представитель, оформленную в соответствии с п.1 ст.57 Федерального закона РФ «Об акционерных обществах».

TO THE ATTENTION OF SHAREHOLDERS
of Open Joint Stock Company "Surgutneftegas"
(Location: ul. Kukuevitskogo, 1, the city of Surgut, Tyumenskaya Oblast, Russian Federation)

Open Joint Stock Company "Surgutneftegas" (OJSC "Surgutneftegas") notifies shareholders that the Annual General Shareholders' Meeting of OJSC "Surgutneftegas" is to be held on March 20, 2004, 10:00 a.m., at the Palace of Arts "Neftyanik" at the following address: ul. Entuziastov, 32, the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Russian Federation, 628415.

Form of the Annual General Shareholders' Meeting – meeting.

The registration of the participants of the meeting is to start at 8:00 a.m., March 20, 2004 at the venue of the meeting.

February 2, 2004 is the date of compiling the list of those who are entitled to participate in the meeting.

Agenda of the Annual General Shareholders' Meeting:

1. Approval of OJSC "Surgutneftegas" annual report on results of business activity for 2003.
2. Approval of the annual accounting statements of OJSC "Surgutneftegas", including profit and loss statements for 2003.
3. Distribution of profit (loss) of OJSC "Surgutneftegas" for 2003, including the dividend payment (declaration), approval of the size, of the form, of the schedule of dividend payment on shares of each category (type).
4. Electing members of OJSC "Surgutneftegas" Board of Directors.
5. Electing members of OJSC "Surgutneftegas" Auditing Committee.
6. Approval of the Auditor of OJSC "Surgutneftegas".
7. Approval of transactions with an interested party which may be conducted by OJSC "Surgutneftegas" in the course of general business activity (as stipulated in Item 6 of Article 83 of the Federal Law of the RF "On Joint Stock Companies").

The information subject to submission to OJSC "Surgutneftegas" shareholders is available to shareholders and their proxies from February 28, 2004 to March 20, 2004 inclusive, every working day from 9:00 a.m. to 12:30 p.m. and from 2:00 p.m. to 5:00 p.m. at the address: ul. Entuziastov, 52/1, office 152, the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, 628415. Surgut contact phone: (3462) 46 27 64.

The completed ballot paper can be sent by mail or submitted in person at the address: ZAO "Surgutinvestneft", ul. Entuziastov, 52/1, the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, 628415, every working day, 9 a.m.-12:30 p.m. and 2 p.m.-5 p.m.

The deadline for accepting ballot papers is March 17, 2004 inclusive.

BALLOT PAPER #1
for voting on items of the agenda of
the Annual General Shareholders' Meeting
of Open Joint Stock Company "Surgutneftegas"
(OJSC "Surgutneftegas")

individual electronic code | bar code

name (last, first, middle names)

location of the Company	Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut, ul. Kukuyevitskogo, 1
venue of the Meeting	Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut, ul.Entuziastov, 32, the Palace of Arts "Neftyanik"
date of the Meeting	March "20", 2004
time of the Meeting	10 a.m. local time
form of the Meeting	meeting

Item 1: "Approval of OJSC "Surgutneftegas" annual report on results of business activity "			
The proposed resolution: "To approve OJSC "Surgutneftegas" annual report on results of business activity for 2003".			
Variant of Voting	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the date of compiling the list of persons entitled to participate in the general meeting and (or) in accordance with instructions of holders of depositary securities

Item 2: Approval of OJSC "Surgutneftegas" annual accounting statements, including profit and loss statements for 2003"			
The proposed resolution: "To approve annual accounting statements, including profit and loss statements for 2003".			
Variant of Voting	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the date of compiling the list of persons entitled to participate in the general meeting and (or) in accordance with instructions of holders of depositary securities

Item 3: "The distribution of profit (loss) of OJSC "Surgutneftegas" for 2003, including the dividend payment (declaration), approval of the size, of the form and of the schedule of dividend payment on shares of each category (type)"
The proposed resolution: "To approve the distribution of profit (loss) of OJSC "Surgutneftegas" for 2003. To declare dividend payment for 2003: a preferred share of OJSC "Surgutneftegas" – 0,16 rubles, an ordinary share of OJSC "Surgutneftegas" – 0,14 rubles; dividend payment shall be carried out in accordance with the procedure recommended by the Board of Directors. The date when dividend payment is commenced – 01.04.2004. The date when

dividend payment is terminated – 19.05.2004.			
Variant of Voting	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the date of compiling the list of persons entitled to participate in the general meeting and (or) in accordance with instructions of holders of depositary securities

The shareholder's (proxy's) signature _______________ (_________________)
Last name, initials

The data of the Power of Attorney_________________________________
#, the date of issue

____
the person who has issued the Power of Attorney (last, first, middle names)

Note:

When voting on the items in the ballot paper, leave only one variant except if voting as directed by persons who acquired shares after the date of compiling a list of persons entitled to participate in the general meeting and (or) as directed by holders of depositary securities, all the other variants are to be crossed out.

If more than one variant is chosen, then the quantity of votes cast for the corresponding variant is to be shown in the boxes where the quantity of votes cast for each variant should be indicated. A note stating that voting has been carried out as directed by those who acquired shares which were transferred after the date of compiling a list of persons entitled to participate in the general meeting, and (or) as directed by holders of depositary securities should be made.

A person who votes by proxy in regard to the shares transferred after the date of compiling a list of persons entitled to participate in the general meeting shall indicate the quantity of votes cast for the chosen variant in the box opposite the chosen variant. A note stating that a person votes by proxy in regard to the shares transferred after the date of compiling a list of persons entitled to participate in the general meeting should be made.

If not all shares were transferred after the date of compiling a list of persons entitled to participate in the general meeting a voter shall indicate the quantity of votes cast for the chosen variant in the box opposite the chosen variant and make a note stating that some shares were transferred after the date of compiling a list of persons entitled to participate in the general meeting. If the directions of those who acquired shares which were transferred after the date of compiling a list of persons entitled to participate in the general meeting in regard of such shares coincide with the chosen variant, such votes are added up.

The ballot paper shall be signed by the shareholder (proxy). The ballot paper without a signature is to be considered invalid.

The ballot paper incorrectly completed for one or several items having been brought up for voting is not considered invalid as a whole.

If a shareholder intends to vote at the General Meeting personally or to assign his/her proxy (acting on the grounds of the Power of Attorney), the shareholder shall carry (hand over to the proxy) a ballot paper received.

A completed ballot paper can either be sent by mail or handed over personally at the address: ZAO "Surgutinvestneft", ul. Entuziastov, 52/1, Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, 628415, ballot papers are accepted each working day from 9 a.m. till 12:30 p.m. and from 2 p.m. to 5 p.m. The deadline for ballot papers is March 17, 2004 inclusive.

If voting is by proxy through sending the ballot paper to the Company, the ballot paper shall be accompanied by the Power of Attorney under which the proxy acts, the Power of Attorney shall be executed in compliance with Item 1 of Article 57 of the Federal Law of the RF "On Joint Stock Companies".

BALLOT PAPER #2
for voting on items of the agenda of
the Annual General Shareholders' Meeting
of Open Joint Stock Company "Surgutneftegas"
(OJSC "Surgutneftegas")

individual electronic code | bar code

name (last, first, middle names)

location of the Company	Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut, ul. Kukuyevitskogo, 1
venue of the Meeting	Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut, ul.Entuziastov, 32, the Palace of Arts "Neftyanik"
date of the Meeting	March "20", 2004
time of the Meeting	10 a.m. local time
form of the Meeting	meeting

Item 4: "Election of members of OJSC "Surgutneftegas" Board of Directors			
The proposed resolution: "To elect the following persons to the Board of Directors of OJSC "Surgutneftegas":			
Last, first, middle name of a candidate	"FOR" Please, put down the number of votes cast for each candidate	"AGAINST" Please, put down the number of votes cast for this variant of voting*	"ABSTAINING" Please, put down the number of votes cast for this variant of voting*
1. Ananiev Sergei Alekseevich			
2. Bogdanov Vladimir Leonidovich			
3. Bulanov Alexander Nikolaevich			
4. Gorbunov Igor Nikolaevich			
5. Matveev Nikolai Ivanovich			
6. Medvedev Nikolai Yakovlevich			
7. Mugu Baizet Yunusovich			
8. Rezyapov Alexander Filippovich			
9. Usmanov Ildus Shagalievich			
10. Ussoltsev Alexander Viktorovich			
Total: (the quantity of voting shares multiplied by 9)			
Please, put down your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the date of compiling the list of persons entitled to participate in the general meeting and (or) in accordance with instructions of holders of depositary securities

The shareholder's (proxy's) signature ________________ (________________)
Last name, initials

The data of the Power of Attorney________________________________
#, the date of issue

____
the person who has issued the Power of Attorney (last, first, middle names)

Note:

When voting on the items in the ballot paper, leave only one variant except if voting as directed by persons who acquired shares after the date of compiling a list of persons entitled to participate in the general meeting and (or) as directed by holders of depositary securities, all the other variants are to be crossed out.

The Board of Directors of OJSC "Surgutneftegas" consists of 9 members. Since the voting on the item is cumulative you need to multiply the quantity of voting shares you hold by 9. You can either distribute the quantity of votes you got among several (all) candidates to the Board of Directors of OJSC "Surgutneftegas" listed in the ballot paper, or cast all the votes for one of the candidates. The fractional part of the vote that is the product of the quantity of a fractional share holder's votes by the number of persons to be elected to the Company's Board of Directors (Supervisory Board) may be cast for one candidate only.

If more than one variant is chosen, then the quantity of votes cast for the corresponding variant is to be shown in the boxes where the quantity of votes cast for each variant should be indicated. A note stating that voting has been carried out as directed by those who acquired shares which were transferred after the date of compiling a list of persons entitled to participate in the general meeting, and (or) as directed by holders of depositary securities should be made in the boxes for a voter's notes corresponding to this variant.

The quantity of votes in the column "total" shall be equal to the sum of votes across the above-mentioned lines of the table on all variants.

A person who votes by proxy in regard to the shares transferred after the date of compiling a list of persons entitled to participate in the general meeting shall indicate the quantity of votes cast for the chosen variant in the box opposite the chosen variant. A note stating that a person votes by proxy in regard to the shares transferred after the date of compiling a list of persons entitled to participate in the general meeting should be made in the box for a voter's notes corresponding to this variant.

If not all shares were transferred after the date of compiling a list of persons entitled to participate in the general meeting a voter shall indicate the quantity of votes cast for the chosen variant in the box opposite the chosen variant and make a note stating that some shares were transferred after the date of compiling a list of persons entitled to participate in the general meeting in the box for a voter's notes corresponding to this variant. If the directions of those who acquired shares which were transferred after the date of compiling a list of persons entitled to participate in the general meeting in regard of such shares coincide with the chosen variant, such votes are added up.

The ballot paper shall be signed by the shareholder (proxy). The ballot paper incorrectly completed and (or) the one without a signature is to be considered invalid.

If a shareholder intends to vote at the General Meeting personally or to assign his/her proxy (acting on the grounds of the Power of Attorney), the shareholder shall carry (hand over to the proxy) a ballot paper received.

A completed ballot paper can either be sent by mail or handed over personally at the address: ZAO "Surgutinvestneft", ul. Entuziastov, 52/1, Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, 628415, ballot papers are accepted each working day from 9 a.m. till 12:30 p.m. and from 2 p.m. to 5 p.m. The deadline for ballot papers is March 17, 2004 inclusive.

If voting is by proxy through sending the ballot paper to the Company, the ballot paper shall be accompanied by the Power of Attorney under which the proxy acts, the Power of Attorney shall be executed in compliance with Item 1 of Article 57 of the Federal Law of the RF "On Joint Stock Companies".

BALLOT PAPER #3
for voting on items of the agenda of
the Annual General Shareholders' Meeting
of Open Joint Stock Company "Surgutneftegas"
(OJSC "Surgutneftegas")

individual electronic code bar code

name (last, first, middle names)

location of the Company	Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut, ul. Kukuyevitskogo, 1
venue of the Meeting	Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut, ul. Entuziastov, 32, the Palace of Arts "Neftyanik"
date of the Meeting	March "20", 2004
time of the Meeting	10 a.m. local time
form of the Meeting	meeting

Item 5: "Election of members of OJSC "Surgutneftegas" Auditing Committee			
The proposed resolution: "To elect the following persons to the Auditing Committee of OJSC "Surgutneftegas":			
5.1 Belousova Tatyana Mikhailovna	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			
5.2 Komarova Valentina Panteleevna	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			
5.3 Oleynik Tamara Fedorovna	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the date of compiling the list of persons entitled to participate in the general meeting and (or) in accordance with instructions of holders of depositary securities

Item 6: "Approval of the Auditor of OJSC "Surgutneftegas"			
The proposed resolution: "To approve OOO "Rosekspertiza" as the Auditor of OJSC "Surgutneftegas" for 2004".			
Variant of Voting	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the date of compiling the list of persons entitled to participate in the general meeting and (or) in accordance with instructions of holders of depositary securities

Item 7: "Approval of transactions with an interested party which may be conducted by OJSC "Surgutneftegas" in the course of general business activity (as stipulated in Item 6 of Article 83 of the Federal Law of the RF "On Joint Stock Companies)"
The proposed resolution: "To approve transactions which may be conducted in the future in the course of general business activity between OJSC "Surgutneftegas" and its affiliated party, provided that the above-mentioned transactions comply with the following requirements: The transaction is aimed at performing the types of activities stipulated by the Charter of the

OJSC "Surgutneftegas", within the amount of the transaction the individual executive body of a joint stock company is entitled to perform in compliance with the Federal Law of the RF "On Joint Stock Companies".

This resolution remains valid up to the OJSC "Surgutneftegas" Annual General Shareholders' Meeting for 2004."

Variant of Voting	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the date of compiling the list of persons entitled to participate in the general meeting and (or) in accordance with instructions of holders of depositary securities

The shareholder's (proxy's) signature ________________ (__________________)
Last name, initials

The data of the Power of Attorney____________________________________
#, the date of issue

____
the person who has issued the Power of Attorney (last, first, middle names)

Note:

When voting on the items in the ballot paper, leave only one variant except if voting as directed by persons who acquired shares after the date of compiling a list of persons entitled to participate in the general meeting and (or) as directed by holders of depositary securities, all the other variants are to be crossed out.

If more than one variant is chosen, then the quantity of votes cast for the corresponding variant is to be shown in the boxes where the quantity of votes cast for each variant should be indicated. A note stating that voting has been carried out as directed by those who acquired shares which were transferred after the date of compiling a list of persons entitled to participate in the general meeting, and (or) as directed by holders of depositary securities should be made.

A person who votes by proxy in regard to the shares transferred after the date of compiling a list of persons entitled to participate in the general meeting shall indicate the quantity of votes cast for the chosen variant in the box opposite the chosen variant. A note stating that a person votes by proxy in regard to the shares transferred after the date of compiling a list of persons entitled to participate in the general meeting should be made.

If not all shares were transferred after the date of compiling a list of persons entitled to participate in the general meeting a voter shall indicate the quantity of votes cast for the chosen variant in the box opposite the chosen variant and make a note stating that some shares were transferred after the date of compiling a list of persons entitled to participate in the general meeting. If the directions of those who acquired shares which were transferred after the date of compiling a list of persons entitled to participate in the general meeting in regard of such shares coincide with the chosen variant, such votes are added up.

The ballot paper shall be signed by the shareholder (proxy). The ballot paper without a signature is to be considered invalid.

The ballot paper incorrectly completed for one or several items having been brought up for voting is not considered invalid as a whole.

If a shareholder intends to vote at the General Meeting personally or to assign his/her proxy (acting on the grounds of the Power of Attorney), the shareholder shall carry (hand over to the proxy) a ballot paper received.

A completed ballot paper can either be sent by mail or handed over personally at the address: ZAO "Surgutinvestneft", ul. Entuziastov, 52/1, Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, 628415, ballot papers are accepted each working day from 9 a.m. till 12:30 p.m. and from 2 p.m. to 5 p.m. The deadline for ballot papers is March 17, 2004 inclusive.

If voting is by proxy through sending the ballot paper to the Company, the ballot paper shall be accompanied by the Power of Attorney under which the proxy acts, the Power of Attorney shall be executed in compliance with Item 1 of Article 57 of the Federal Law of the RF "On Joint Stock Companies".